EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Income from continuing operations before income taxes	$216,818	$236,679	$125,758	$205,406	$204,714
Total fixed charges	135,956	128,515	118,189	122,851	126,766
Total earnings	$352,774	$365,194	$243,947	$328,257	$331,480

Fixed charges:
Interest expense	$113,861	$96,068	$100,818	$107,992	$110,413
Capitalized interest	12,520	22,441	6,892	3,699	3,059
Interest on certain long-term power contracts	5,140	5,137	5,996	6,643	8,764
Estimated interest factor in rental expense	4,435	4,869	4,483	4,517	4,530
Total fixed charges	$135,956	$128,515	$118,189	$122,851	$126,766

Ratio of earnings to fixed charges	2.59	2.84	2.06	2.67	2.61